UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549


08054074

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to ______________

Commission file number 333-86936

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
ONE MERCEDES DRIVE
MONTVALE, NJ 07645

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DAIMLER AG
EPPLESTRASSE 225
70567 STUTTGART
GERMANY

REQUIRED INFORMATION

Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Mercedes-Benz USA, LLC Employee Retirement Savings Plan Committee, which is the Plan Administrator of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercedes-Benz USA, LLC
Employee Retirement Savings Plan

/s/ Frank Berenz



Date: June 23, 2008

Frank Berenz,
Secretary and
Member of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan Committee



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey, New York, Pennsylvania and Maryland

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants
Mercedes-Benz USA, LLC
Employee Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Mercedes-Benz USA, LLC Employee Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at December 31, 2007 is presented only for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

WithumSmith+Brown, P.C.

June 23, 2008

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2007 AND 2006

ASSETS	2007	2006
Investments at fair value:		
Russell Investment Group Commingled Employee Benefit Funds:		
Equity I Fund	$ 71,465,020	$ 73,333,128
Global Balanced Fund	50,794,377	52,206,510
Fixed Income I Fund	20,920,382	21,368,572
International Fund	18,847,072	14,530,623
Money Market Fund	18,543,915	17,029,854
Growth Fund	10,375,997	6,204,404
Small Cap Fund	9,627,038	9,129,926
Russell 1000 Index Fund	9,255,842	8,597,626
Value Fund	8,081,723	8,824,810
Daimler AG Stock Fund	4,140,793	2,220,180
Participants' loans receivable	2,928,332	3,064,441
Total investments	224,980,491	216,510,074
Receivables:		
Contributions:		
Employee	656,049	329,904
Employer	405,889	207,935
Receivable from MBUSA, LLC	44,038	39,809
Investment income	77,443	75,735
Securities sold	-	18,485
Total receivables	1,183,419	671,868
Total assets	226,163,910	217,181,942
LIABILITIES		
Payable for securities purchased	1,092,278	553,487
Accrued expenses	1,715	825
Total liabilities	1,093,993	554,312
Net assets available for plan benefits	$225,069,917	$216,627,630

See Accompanying Notes to Financial Statements.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2007

Investment income:	
Net appreciation in fair value of investments	$ 17,760,724
Interest	886,222
Interest on participant loans	201,393
Dividends	60,615
Total investment income	18,908,954
Contributions:	
Employee	11,552,511
Employer	7,186,805
Rollover	2,084,544
Total	20,823,860
Total additions	39,732,814
Distributions to participants	31,285,120
Administrative expenses	5,407
Total deductions	31,290,527
Net increase for the year	8,442,287
Net assets available for plan benefits, beginning of year	216,627,630
Net assets available for plan benefits, end of year	$225,069,917

See Accompanying Notes to Financial Statements.

Note 1 - General description of the plan:

The following brief description of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the Plan) is provided for purposes of general information only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a participant-directed defined contribution plan covering all nonunion employees, as defined, with Mercedes-Benz USA, LLC and its subsidiary and affiliated companies (the Company), which elect to participate in the Plan. Employees may participate in the Plan as of their date of hire. Mercedes-Benz USA, LLC is a wholly-owned subsidiary of Daimler North America Holding Corporation and, ultimately, a wholly-owned subsidiary of Daimler AG.

Participants may contribute up to 10% of their gross earnings, as defined, not in excess of $225,000 of gross earnings. Contributions of up to 8% of gross earnings may be either before-tax or after-tax dollars. Any contributions above 8% must be made in after-tax dollars. Such contributions are limited to the maximum amount permitted for Federal income tax purposes. The employees are always 100% vested with respect to their own contributions.

Participating employees age 50 and above may elect to make "Catch Up" pre-tax contributions to the Plan above the Plan's 8% pre-tax maximum. The maximum additional Catch Up contribution during the 2007 and 2006 Plan years was $5,000. Catch Up contributions are not matched by the Company.

The Company matches 75% of employees' contributions up to a maximum of 8% of gross earnings. The Company contributions, which begin after one year of service, together with the earnings or losses on these contributions, will be available to the employees at withdrawal time only to the extent they are vested. All Company contributions will become fully vested in the event of a participant's death, early retirement at age 55, total and permanent disability, or the attainment of age 65 (normal retirement date). Otherwise, Company contributions for each year will vest at the rate of 20% per year of service for the first five years of service. After an employee has attained five years of service, all current and future contributions are immediately vested. Forfeiture of non-vested participants' Company contributions reduces the Company contribution in the year of forfeiture. Forfeitures were $115,851 and $125,469 for 2007 and 2006, respectively.

Participants may transfer funds ("Rollover") from another qualified plan into the MBUSA Savings Plan. Other qualified plans would include a 401(k) with a prior employer or a Rollover IRA.

Note 1 - General description of the plan (concluded):

Once reaching the age of 59-1/2, a participant can withdraw all before-tax contributions including earnings for any reason. A partial or total withdrawal (including vested Company contributions) of a participant's after-tax contributions may be made on any valuation date or as soon as administratively feasible thereafter. If participants choose to make a total withdrawal, their participation in the Plan is suspended for two years. In addition, participants may withdraw before-tax contributions in the event of a financial hardship in the amount equal to their immediate financial need. Hardship withdrawals will be processed as soon as administratively feasible following approval by the Savings Plan Committee and in most cases the withdrawal will be subject to Federal income taxes.

Employees may elect to have their contributions and the applicable matching Company contributions invested in the Equity I Fund, Global Balanced Fund, Fixed Income I Fund, Money Market Fund, Small Cap Fund, Growth Fund, Russell 1000 Index Fund, Value Fund, International Fund and the Daimler AG Stock Fund (collectively, the Trust Fund), or a combination of the ten funds. Income of each fund is reinvested in that fund.

The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to continue or amend the Plan, revise the rate of Company contributions or terminate the Plan at any time. If terminated, the assets of the Plan will be distributed to the participants and beneficiaries in the order and manner prescribed in ERISA. The Trust Fund is administered by an independent trustee, Russell Investment Group, under an agreement with the Company.

The Plan is administered by the Savings Plan Committee appointed by the Company's Board of Directors.

Note 2 - Summary of significant accounting policies:

Basis of accounting:

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition:

Investments in securities and commingled employee benefit funds are valued at the fair market value on the last business day of the year based on quoted market rates from national stock exchanges. Participant loans receivable are valued at cost, which approximates fair value. With respect to pooled funds, the Plan shares in the gains or losses according to the percent of the Plan's assets to the total assets of the fund. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Note 2 - Summary of significant accounting policies (continued):

Loans:

Participants may borrow from their individual participant accounts up to a maximum of the lesser of $50,000 or 50% of the market value of their vested balance. The minimum amount that may be borrowed is $2,000 and the loan amount must be in $100.00 increments. The interest rate used in calculating repayments is the prime rate plus one percentage point at the time of the loan and rates range from 5.00% to 10.5% as of December 31, 2007. The interest rate is fixed at the time of loan origination and remains unchanged for the life of the loan. The interest paid by the participant is credited to the participant's retirement savings account. The loans have maturities of one to five years or up to fifteen years for the purchase of a principal residence. Loan repayments for principal and interest are made ratably as individual payroll deductions during each regularly scheduled pay period. Loan transactions are treated as a transfer to (from) the respective fund from (to) the participants' loans receivable fund. The loans are secured by the balance in the participant's account.

Distributions:

Distributions to Plan participants are recorded when paid. The benefit distribution to which a participant is entitled is that benefit which can be provided from the participant's vested account balance.

Expenses of the plan:

Expenses incurred in the administration of the Plan and the trust are generally charged to and paid by the participants.

Concentration of risks and uncertainties:

The assets of the Plan are primarily financial instruments which are monetary in nature and concentrated in investment securities. As a result, interest rates have a more significant impact on the Plan's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. Investments in funds are subject to risk conditions of the individual investment or fund objectives, stock market fluctuations, interest rates, economic conditions and world affairs. Due to uncertainties inherent in the estimations and assumptions process, it is at least reasonably possible that changes in these estimates and assumptions in the near term would be material to the financial statements.

Financial instruments:

The fair values of the receivable for investment income and securities sold, and the payable for securities purchased approximated the carrying values at December 31, 2007 and 2006 due to the short maturities of the instruments. The Plan's investments are recorded at fair value.

Note 2 - Summary of significant accounting policies (concluded):
Effects of New Accounting Pronouncements:

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Plan is currently evaluating the statement's impact on its financial statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Liabilities – including an amendment of FASB Statement No. 115 ("FAS 159"). This statement permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates and is expected to expand the use of fair value measurement. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Plan is currently evaluating the statement's impact on its financial statements.

The Plan is not aware of any other new accounting standards that were required to be adopted in 2007, or yet to be adopted, that would impact the Plan's 2007 or prospective financial statements.

Note 3 - Tax status of the plan:

The Plan has received a favorable determination letter from the Internal Revenue Service dated August 26, 2003, which stated the Plan and the related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC) and are tax exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 4 - Investments:

The following table presents all investments that represented 5% or more of the Plan's net assets at respective year ends:

	December 31,	
	2007	2006
Russell Investment Group Commingled Employee Benefit Funds:		
Equity I Fund	**$71,465,020**	$73,333,128
Global Balanced Fund	**50,794,377**	52,206,510
Fixed Income I Fund	**20,920,382**	21,368,572
Money Market Fund	**18,543,915**	17,029,854
International Fund	**18,847,072**	14,530,623

During 2007, the Plan recognized interest and dividend income of $1,148,230, which includes interest on participant loans of $201,393. During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Russell Investment Group Commingled Employee Benefit Funds:	
Equity I Fund	$ 7,368,374
Global Balanced Fund	3,956,915
International Fund	1,823,492
Fixed Income I Fund	1,226,157
Small Cap Fund	446,806
Growth Fund	1,110,728
Russell 1000 Index Fund	505,404
Value Fund	141,718
Daimler AG Stock Fund	1,181,130
Total	$ 17,760,724

Note 5 - Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants would become 100% vested in their accounts.

Note 6 - Related party transactions:

The Plan's investments are in securities and shares of commingled employee benefit funds managed by Russell Investment Group, the trustee, as defined by the Plan, and, therefore, these transactions qualify as party-in-interest transactions.

As of December 31, 2007 and 2006, the Plan held 42,646 and 36,121 shares of Daimler AG Stock Fund with fair values of $4,140,793 and $2,220,180, respectively. This investment represented less than 10% of Plan assets at December 31, 2007 and 2006.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN

E.I. #22-2375138
PLAN #002

SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of Issue, Borrowers, Lessor or Similar Party	Number of Units	Current Value
Russell Investment Group Commingled Employee Benefit Funds*:		
Equity I Fund	5,518,534	$ 71,465,020
Global Balanced Fund	3,547,093	50,794,377
Fixed Income I Fund	1,270,211	20,920,382
Money Market Fund	18,543,915	18,543,915
International Fund	1,215,156	18,847,072
Small Cap Fund	453,250	9,627,038
Value Fund	420,923	8,081,723
Russell 1000 Index Fund	163,214	9,255,842
Growth Fund	994,822	10,375,997
Daimler AG Stock Fund*	42,646	4,140,793
Participants' loans - 292 loans outstanding maturing through 2023 at rates ranging from 5.00% to 10.50%		2,928,332
Total investments		$224,980,491

* Party-in-interest as defined by ERISA.

See Report of Independent Registered Public Accounting Firm.

MERCEDES-BENZ USA, LLC
EMPLOYEE RETIREMENT SAVINGS PLAN
INDEX TO EXHIBITS REQUIRED BY ITEM 601, REGULATION S-K

Exhibit No.	Description	Page of Sequentially Numbered Pages
23.1	Consent of Independent Registered Public Accounting Firm	14
32.1	Certification Pursuant to 18 U.S.C. Section 1350 as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	15



WithumSmith+Brown
A Professional Corporation
Certified Public Accountants and Consultants

465 South Street, Suite 200
Morristown, New Jersey 07960-6497 USA
973 898 9494 . fax 973 898 0686
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania and Maryland

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement Nos. 333-86936 and 333-134198 of Daimler AG on Forms S-8 of our report dated June 23, 2008, appearing in this Annual Report on Form 11-K of Mercedes-Benz, USA, LLC Employee Retirement Savings Plan as of and for the year ended December 31, 2007.

Withum Smith + Brown, P.C.

June 23, 2008

Exhibit 32.1

Certification Pursuant to 18 U.S.C. Section 1350
as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of the Mercedes-Benz USA, LLC Employee Retirement Savings Plan (the "Plan") on Form 11-K for the year ended December 31, 2007, as filed with the Securities and Exchange Commission on June XX, 2008 (the "Report"), I, Frank Berenz of Mercedes-Benz USA, LLC, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge:

1) the Report fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

/s/ Frank Berenz



June 23, 2008

Frank Berenz, Secretary and
Member of the Mercedes-Benz USA,
LLC Employee Retirement Savings
Plan Committee

END